APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Bold Skin Babe LLC

Profit and Loss

January - December 2021

	TOTAL
Income	
Sales	665,012.12
Total Income	**$665,012.12**
Cost of Goods Sold	
Cost of Goods Sold	
Cost of labor	
Cost of labor -	1,713.06
Cost of labor -	75.00
Cost of labor -	850.00
Cost of labor -	1,653.82
Cost of labor -	2,813.81
Cost of labor -	17,251.80
Cost of labor -	1,472.00
Cost of Labor-	300.00
Cost of Labor-	342.76
Cost of Labor-	13,635.67
Cost of Labor-	1,617.00
Total Cost of labor	**41,724.92**
Supplies & materials - COGS	256,607.86
Shop Expenses	13,607.41
Total Supplies & materials - COGS	**270,215.27**
Total Cost of Goods Sold	**311,940.19**
Shipping	218.12
Total Cost of Goods Sold	**$312,158.31**
GROSS PROFIT	**$352,853.81**
Expenses	
Advertising & marketing	5,240.76
Social media	43.64
Total Advertising & marketing	**5,284.40**
Business licenses	250.00
Contract labor	7,787.93
Credit Card/Processing Fees	846.73
Dues & Subscriptions	3,865.35
Employee benefits	3,614.32
Health insurance & accident plans	797.98
Total Employee benefits	**4,412.30**

Bold Skin Babe LLC

Profit and Loss

January - December 2021

	TOTAL
General business expenses	
Bank fees & service charges	186.60
Continuing education	1,000.00
Memberships & subscriptions	449.00
Uniforms	1,351.00
Total General business expenses	**2,986.60**
Insurance	1,159.17
Interest paid	260.92
Credit card interest	251.85
Total Interest paid	**512.77**
Laundy & Linen	4,028.00
Legal & accounting services	625.00
Legal Fees	2,000.00
Total Legal & accounting services	**2,625.00**
Meals	5,125.21
Travel meals	773.27
Total Meals	**5,898.48**
Office expenses	1,634.28
Office Cleaning	2,250.00
Office supplies	638.15
Shipping & postage	500.90
Software & apps	840.13
Total Office expenses	**5,863.46**
Payroll expenses	2,991.86
Salaries & wages	124,234.43
Total Payroll expenses	**127,226.29**
Professional Fees	10,568.92
Rent	53,200.00
Repairs & maintenance	406.08
Taxes paid	
Payroll taxes	12,262.71
Total Taxes paid	**12,262.71**
Telephone	857.46
Travel	380.00
Airfare	2,321.69
Hotels	4,968.52
Taxis or shared rides	760.61
Total Travel	**8,430.82**

Bold Skin Babe LLC

Profit and Loss

January - December 2021

	TOTAL
Utilities	1,001.03
Electricity	549.99
Heating & cooling	386.42
Internet & TV services	459.71
Total Utilities	**2,397.15**
Total Expenses	**$260,869.62**
NET OPERATING INCOME	**$91,984.19**
Other Income	
Interest earned	9.21
Total Other Income	**$9.21**
Other Expenses	
Amortization expenses	2,500.00
Ask My Client	0.00
Depreciation	93,819.61
Vehicle expenses	241.53
Total Other Expenses	**$96,561.14**
NET OTHER INCOME	**$ -96,551.93**
NET INCOME	**$ -4,567.74**

Bold Skin Babe LLC

Balance Sheet

As of December 31, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Santander Checking	0.00
TD Bank Checking	19,938.50
Total Bank Accounts	**$19,938.50**
Total Current Assets	**$19,938.50**
Fixed Assets	
Accumulated amortization	-2,500.00
Accumulated depreciation	-93,819.61
Depreciable Assets	10,920.86
Furniture & fixtures	82,898.75
Improvements	75,000.00
Total Fixed Assets	**$72,500.00**
TOTAL ASSETS	**$92,438.50**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Amex Business Platinum Card	121.85
Citi/Aadvantage Gold Card	3,614.11
Total Credit Cards	**$3,735.96**
Other Current Liabilities	
Mulligan Loan Payable	95,902.55
Payroll wages and tax to pay	
Payroll tax to pay	0.00
Total Payroll wages and tax to pay	**0.00**
Total Other Current Liabilities	**$95,902.55**
Total Current Liabilities	**$99,638.51**
Total Liabilities	**$99,638.51**
Equity	
Opening balance equity	-1,401.77
Retained Earnings	
Shareholder Distribution	-1,230.50
Net Income	-4,567.74
Total Equity	**$ -7,200.01**
TOTAL LIABILITIES AND EQUITY	**$92,438.50**

Bold Skin Babe LLC

Statement of Cash Flows

January - December 2021

	TOTAL
OPERATING ACTIVITIES	
Net Income	-4,567.74
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accumulated amortization	2,500.00
Accumulated depreciation	93,819.61
Amex Business Platinum Card	121.85
Citi/Aadvantage Gold Card	2,212.34
Mulligan Loan Payable	95,902.55
Payroll wages and tax to pay:Payroll tax to pay	0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**194,556.35**
Net cash provided by operating activities	**$189,988.61**
INVESTING ACTIVITIES	
Depreciable Assets	-10,920.86
Furniture & fixtures	-82,898.75
Improvements	-75,000.00
Net cash provided by investing activities	**$ -168,819.61**
FINANCING ACTIVITIES	
Shareholder Distribution	-1,230.50
Net cash provided by financing activities	**$ -1,230.50**
NET CASH INCREASE FOR PERIOD	**$19,938.50**
CASH AT END OF PERIOD	**$19,938.50**

Bold Skin Babe LLC

Profit and Loss

January - December 2022

	TOTAL
Income	
Sales	391,988.53
Total Income	**$391,988.53**
Cost of Goods Sold	
Cost of Goods Sold	
Cost of labor	286.95
Cost of labor -	1,462.50
Cost of labor -	350.00
Cost of labor -	2,125.00
Cost of labor -	4,400.00
Cost of labor -	500.00
Cost of labor -	2,000.00
Cost of labor -	200.00
Cost of labor -	974.00
Cost of Labor-	300.00
Cost of Labor-	6,065.05
Cost of Labor-	6,346.84
Total Cost of labor	**25,010.34**
Supplies & materials - COGS	41,052.77
Shop Expenses	7,905.37
Total Supplies & materials - COGS	**48,958.14**
Total Cost of Goods Sold	**73,968.48**
Total Cost of Goods Sold	**$73,968.48**
GROSS PROFIT	**$318,020.05**
Expenses	
Advertising & marketing	4,411.75
Business licenses	310.00
Credit Card/Processing Fees	2,612.87
Dues & Subscriptions	362.80
Employee benefits	498.31
Health insurance & accident plans	4,672.06
Total Employee benefits	**5,170.37**
General business expenses	
Bank fees & service charges	377.25
Memberships & subscriptions	399.00
Uniforms	121.00
Total General business expenses	**897.25**
Insurance	920.55
Interest paid	25,729.77
Credit card interest	470.91
Total Interest paid	**26,200.68**

Bold Skin Babe LLC

Profit and Loss

January - December 2022

	TOTAL
Laundy & Linen	5,531.00
Legal & accounting services	
Legal Fees	250.00
Total Legal & accounting services	**250.00**
Meals	2,616.63
Travel meals	15.94
Total Meals	**2,632.57**
Office expenses	3,515.65
Office Cleaning	2,800.00
Shipping & postage	471.25
Software & apps	2,127.75
Total Office expenses	**8,914.65**
Payroll expenses	4,401.04
Salaries & wages	135,052.50
Total Payroll expenses	**139,453.54**
Professional Fees	9,004.97
Rent	41,247.80
Equipment rental	320.49
Total Rent	**41,568.29**
Repairs & maintenance	1,725.06
Taxes paid	
MA Corp Taxes	456.00
Payroll taxes	12,557.87
Total Taxes paid	**13,013.87**
Telephone	1,369.07
Travel	3,279.41
Airfare	153.77
Hotels	1,041.77
Taxis or shared rides	140.24
Total Travel	**4,615.19**
Utilities	3,786.43
Heating & cooling	2,541.23
Total Utilities	**6,327.66**
Total Expenses	**$275,292.14**
NET OPERATING INCOME	**$42,727.91**
Other Expenses	
Amortization expenses	5,000.00
Depreciation	2,609.00

Bold Skin Babe LLC

Profit and Loss

January - December 2022

	TOTAL
Vehicle expenses	49.25
Parking & tolls	10.00
Total Vehicle expenses	**59.25**
Total Other Expenses	**$7,668.25**
NET OTHER INCOME	**$ -7,668.25**
NET INCOME	**$35,059.66**

Bold Skin Babe LLC

Balance Sheet

As of December 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Santander Checking	0.00
TD Bank Checking	15,572.14
Total Bank Accounts	**$15,572.14**
Total Current Assets	**$15,572.14**
Fixed Assets	
Accumulated amortization	-7,500.00
Accumulated depreciation	-96,428.61
Depreciable Assets	12,633.29
Furniture & fixtures	83,795.32
Improvements	75,000.00
Total Fixed Assets	**$67,500.00**
TOTAL ASSETS	**$83,072.14**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Amex Business Platinum Card	1,877.43
Amex Delta SkyMiles Biz	1,269.72
Amex Delta SkyMiles Platinum Business Card	103.33
Amex Platinum Card	3,940.63
Citi/Aadvantage Gold Card	6,487.61
Total Credit Cards	**$13,678.72**
Other Current Liabilities	
Citi Flex Loan	0.00
Mulligan Loan Payable	0.00
Payroll wages and tax to pay	
Payroll tax to pay	0.00
Total Payroll wages and tax to pay	**0.00**
Square Loan Payable	46,382.11
Total Other Current Liabilities	**$46,382.11**
Total Current Liabilities	**$60,060.83**
Total Liabilities	**$60,060.83**
Equity	
Opening balance equity	-1,401.77
Retained Earnings	-4,567.74
Shareholder Distribution	-6,078.84
Net Income	35,059.66
Total Equity	**$23,011.31**
TOTAL LIABILITIES AND EQUITY	**$83,072.14**

Bold Skin Babe LLC

Statement of Cash Flows

January - December 2022

	TOTAL
OPERATING ACTIVITIES	
Net Income	35,059.66
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accumulated amortization	5,000.00
Accumulated depreciation	2,609.00
Amex Business Platinum Card	1,755.58
Amex Delta SkyMiles Biz 4-51006	1,269.72
Amex Delta SkyMiles Platinum Business Card	103.33
Amex Platinum Card	3,940.63
Citi/Aadvantage Gold Card	2,873.50
Citi Flex Loan	0.00
Mulligan Loan Payable	-95,902.55
Payroll wages and tax to pay:Payroll tax to pay	0.00
Square Loan Payable	46,382.11
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-31,968.68**
Net cash provided by operating activities	**$3,090.98**
INVESTING ACTIVITIES	
Depreciable Assets	-1,712.43
Furniture & fixtures	-896.57
Net cash provided by investing activities	**$ -2,609.00**
FINANCING ACTIVITIES	
Shareholder Distribution	-4,848.34
Net cash provided by financing activities	**$ -4,848.34**
NET CASH INCREASE FOR PERIOD	**$ -4,366.36**
Cash at beginning of period	19,938.50
CASH AT END OF PERIOD	**$15,572.14**

I, Khadidiatou Akou Diabakhate, certify that:

1. The financial statements of BOLD SKIN BABE, LLC included in this Form are true and complete in all material respects; and

2. The tax return information of BOLD SKIN BABE, LLC included in this Form reflects accurately the information reported on the tax return for BOLD SKIN BABE, LLC for the fiscal year ended 2021 (most recently available as of the Date of this Form C).

Signature _____

Name: Khadidiatou Akou Diabakhate

Title: CEO